Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine months ended September 30, 2008	Year ended December 31,
Ratio of earnings to fixed charges		2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before taxes	$22,004	$26,189	$24,437	$29,805	$24,114	$22,194
Fixed charges excluding deposits:	12,589	12,824	11,957	9,195	6,583	3,192

Subtotal	34,593	39,013	36,394	39,000	30,697	25,386
Interest on deposits	29,924	52,274	41,546	24,832	15,527	13,266

Total	$64,517	$91,287	$77,940	$63,832	$46,224	$38,652

Fixed charges:
Interest excluding deposits	$12,201	$12,376	$11,558	$8,800	$6,290	$2,958
Interest component on rentals*	388	448	399	395	293	234

subtotal	12,589	12,824	11,957	9,195	6,583	3,192
Interest on deposits	29,924	52,274	41,546	24,832	15,527	13,266

Total	$42,513	$65,098	$53,503	$34,027	$22,110	$16,458

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.75	3.04	3.04	4.24	4.66	7.95
Including interest on deposits	1.52	1.40	1.46	1.88	2.09	2.35

*	Interest component on rentals estimated to be one-third of rentals